Exhibit 99.1

Nature Wood Group Limited Announces 2023 Full Year Results

MACAU, April 25, 2024 (GLOBE NEWSWIRE) — Nature Wood Group Limited (“Nature Wood” or the “Company”), a global leader in vertically-integrated forestry and FSC business operations, today reported its audited financial results for the full year ended December 31, 2023.

Nature Wood’s financial highlights for the years ended December 31, 2023, 2022, and 2021 are as follows:

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Metric	2023		2022		2021
Revenue	$25.5M		$55.3M		$47.7M
Cost of Revenue	$(23.1M	)	$(35.4M	)	$(31.3M	)
Gross Profit	$2.4M		$19.9M		$16.4M
Net Loss	$(11.9M	)	$4.8M		$1.3M
Earnings per Share (EPS)	$(0.11)		$0.05		$0.01

In 2023, Nature Wood experienced a significant revenue decline from $55.3 million to $25.5 million, which was attributed to the global economic downturn post-COVID-19, particularly affecting construction and home improvement industries. The Russian-Ukrainian war and the Israel-Palestine conflict further dampened demand for home building and renovation products in Europe and China throughout the year. Despite this revenue decrease, Nature Wood effectively managed its cost of revenue, reducing it from $35.4 million to $23.1 million. Consequently, gross profit decreased from $19.9 million to $2.4 million, yet remained positive. However, the Company reported a net loss of $11.9 million in 2023 compared to a net profit of $4.8 million in 2022, highlighting challenges in revenue and expense management amid the pandemic and weak demand conditions.

Mr. Jianjun Zeng, Chief Executive Officer of Nature Wood, remarked, “while the financial results for 2023 are disappointing, we remain committed to addressing the challenges that impacted our performance. The significant revenue decline reflects the complex interplay of global factors, such as weak demand in China, exacerbated by the enduring effects of the COVID-19 pandemic, and supply chain disruptions. Despite these setbacks, we will continue to focus on implementing strategies to improve efficiency, control costs and adapt to evolving market conditions.”

“However, we are optimistic about the future and excited to announce our partnership with Paskay S.A.C., a Peru-based carbon credit standard verification and validation firm. This collaboration marks a significant milestone for Nature Wood as we pursue carbon credits for our forestry assets in Peru. With this new contract and our continued commitment to sustainable practices, we anticipate a positive outlook for our business in the coming year. Nature Wood is confident that our focus on long-term strategy and exploration of new markets will drive growth and reinforce our position as a leading player in the forestry and wood products industry,” Mr. Jianjun Zeng added.

About Nature Wood Group Limited:

Nature Wood Group Limited is a global leader in vertically-integrated forestry, focusing on FSC business operations and timber and wood products. With operations covering forest management, harvesting, wood processing, and distribution, Nature Wood offers a diverse range of products worldwide. For more information, please visit: www.nature-wood.com

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties. Further information on risks is available in the Company’s filings with the SEC. All information provided is as of the date of this press release, and the Company does not undertake any obligation to update forward-looking statements, except as required by law.

Investor and Media Contact:

Tel: +853 2855 3594

Email: hwey@horizonconsultancy.co